FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Financial Asset Securities Corp.   0001003197
Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, July 14, 2004, Series 2004-1 Subsequent   333-111379
Transfer

Name of Person Filing the Document
(If Other than the Registrant)



04038220



PROCESSED

JUL 19 2004

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: _____July 14_____, 2004

FINANCIAL ASSET SECURITIES CORP.

By: _____

Name: FRANK SKIBO

Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
4.1	Mortgage Loan Schedule	P*

---

* The Mortgage Loan Schedule have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

17000	N	0 1/21 LIBOR	N	Current	4/1/2004 MERISCORE PLUS	M52	A	CON	1	5/1/2004	59185.84
22000	N	0 1/21 LIBOR	N	Current	4/2/2004 MERISCORE	M53	A	CON	1	5/1/2004	167866.57
90500	N	0 Fixed Rate 30 Year	N	Current	6/1/2004 MERISCORE	M53	F	CON	1	7/1/2004	77900.54
273500	N	0 1/21 LIBOR	N	Current	6/1/2004 MERISCORE	M52	A	CON	1	5/1/2004	220138.27
82000	N	0 2/31 LIBOR	N	Current	5/1/2004 MERISCORE 100	M53	A	CON	2	6/1/2004	79189.53
233000	N	0 Fixed Rate Balloon Second Lien	Y	Current	5/1/2004 MERISCORE PLUS	M51	F	CON	1	6/1/2004	46349.01
41000	N	0 1/21 LIBOR	N	Current	5/1/2004 MERISCORE PLUS	M53	A	CON	2	6/1/2004	33647.17
50000	N	0 1/21 LIBOR	N	Current	6/1/2004 MERISCORE 100	M52	A	CON	1	6/1/2004	49955.48
121900	N	0 1/21 LIBOR	N	Current	5/1/2004 MERISCORE 100	M53	A	CON	1	6/1/2004	121718.51
65000	N	0 1/21 LIBOR	N	Current	5/1/2004 MERISCORE 100	M51	A	CON	1	6/1/2004	64945.23
131500	N	0 1/21 LIBOR	N	Current	5/1/2004 MERISCORE 100	M51	F	CON	2	6/1/2004	138260.83
43500	N	0 Fixed Rate 30 Year	N	Current	5/1/2004 MERISCORE PLUS	M53	A	CON	1	6/1/2004	41455.7
274950	Y	22 2/31 LIBOR	N	Current	6/1/2004 MERISCORE	M52	A	NC	2	7/1/2004	493166.54
614950	N	23 2/31 LIBOR	Y	Current	5/1/2004 MERISCORE 100 I	M51	A	CON		6/1/2004	168000
168000	Y	0 1/21 LIBOR	N	Current	6/1/2004 MERISCORE PLUS	M54	A	CON	1	7/1/2004	170112.02
184000	N										